

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2010

**Via Facsimile and U.S. Mail**

Richard S. Rofè
Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, New York 11021

**Re:      CPEX Pharmaceuticals, Inc.**
**Schedule TO-T filed April 22, 2010**
**Filed by RSR Acquisition Company and Shelter Bay Holdings, LLC**
**File No. 005-84092**

**Schedule 13D filed on January 15, 2010, as amended**
**Filed by Arcadia Opportunity Master Fund, Ltd.,** *et al*.
**File No. 1-33895**

Dear Mr. Rofè:

　　We have limited our review of the filings to those issues we have addressed in our comments.  Where indicated, we think you should revise the document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13D

1. We note the financing commitment letter from Cowen HealthCare Royalty Partners dated January 22, 2010 in which Cowen agreed to provide financing for Mr. Richard Rofè  in connection with his intent to acquire all of the capital stock or assets of CPEX Pharmaceuticals, Inc.  It does not appear you disclosed the contents of the letter or filed it

as an exhibit to your Schedule 13D or amendments to the Schedule 13D. Please explain why not.  We may have further comments after reviewing your response.

Schedule TO-T
Offer to Purchase
General

2.  Please tell us what consideration was given to including Arcadia Capital Advisors, Richard Rofè, and Cowen Healthcare as bidders in the Offer.  In that regard, we note your disclosure in the document that Mr. Rofè is the "managing member and sole member of Shelter Bay," and as disclosed in the Schedule 13D/A filed on April 5, 2010 that Mr. Rofè has voting and investment power with respect to securities held by filers of that Schedule 13D/A, including Shelter Bay. We also note that Mr. Rofè will be financing part of the funds to acquire the shares of CPEX Pharmaceutical stock in the Offer.  With respect to Cowen Healthcare, we note your disclosure they have provided a financing commitment letter to Mr. Rofè to enable him and his affiliates to purchase a significant portion of shares in the Offer.  We also note the disclosure provided in the Financing Commitment Letter dated January 22, 2010 that Cowen will be given a right to designate one person as an "observer to the Company's Board of Directors." In addition to the entities referenced above, other persons or entities who control them may also need to be included as bidders in the tender offer.  Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included.  To the extent you determine not to add additional bidders, please provide your analysis in your response letter.  To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. For example, you may need to provide financial statements in accordance with Item 10 of Schedule TO. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

What are the most significant conditions to the Offer?, page 6

3.  We note your disclosure that the Offer is conditioned upon, among other things, "CPEX's Board of Directors redeeming the associated preferred stock purchase rights or our being satisfied, *in our sole discretion*, that the rights have been invalidated or are otherwise applicable to the Offer and merger of CPEX . . . ." (Emphasis added).  We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In this regard, revise this condition to include a standard of reasonableness in lieu of the term being "satisfactory" to the bidders.

The Terms of the Offer, page 12

4. We note your disclosure in the last full paragraph of this section that you are "making a request to CPEX for its stockholder list and security position listing for purpose of disseminating the Offer to holders of Shares." Please revise to update whether you have done so, and whether the Offer documents have been disseminated in accordance with Rule 14d-4(a).

5. See last comment. In addition, please confirm that the bidders have complied with Rule 14d-4(a) regarding publication of the tender offer.

Acceptance for Payment and Payment for Shares, page 13

6. We note your disclosure in the last full paragraph of this section that any tendered Shares not accepted for payment pursuant to the Offer for any reason, untendered or unpurchased Shares will be credited promptly "as practicable." Please revise as the disclosure does not comport with the Rule 14e-1(c) requirement to "promptly" return the tendered securities.

Certain U.S. Federal Income Tax Consequences, page 17

7. We note the disclosure refers to "certain" of the federal income tax consequences of the tender offer. Please remove that qualifier, as this section should discuss all material tax consequences.

Certain Information Concerning CPEX, page 20

8. We note your disclosure incorporating by reference certain CPEX documents and your disclaimer stating that you do not take responsibility for the accuracy or completeness of such CPEX documents. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Revise accordingly.

Source and Amount of Funds, page 25

9. We note your disclosure that the remainder of the funds necessary to pay for the shares purchased in the Offer by the bidders will be provided by Mr. Rofè. Item 1007(a) of Regulation M-A requires that you state the specific sources of the funds. In this regard, please provide the source of funds that will be used by Mr. Rofè . In addition, if such funds are subject to any material conditions, please describe those conditions as well as any alternative financing plans pursuant to Item 1007(b) of Regulation M-A.

Dividends and Distributions, page 32

10. We note your disclosure referring to the possibility that the offer consideration may be adjusted as described in this section.  Please revise your disclosure to confirm that any such adjustment will be followed by an extension of the offer, to the extent necessary, in accordance with Rule 14e-1(b).

Conditions to the Offer, page 32

11. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section.  Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

12. Please see our comment above.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform shareholders how you intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding in your response letter.

Miscellaneous, page 38

13. The disclosure here states that the Offer is not being made into (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States.  While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchaser is prohibited from making the Offer, the exception is limited.  Please revise or advise in your response letter as to your authority for excluding target holders of Shares not encompassed within Rule 14d-1(b)(2).

Closing Comments

Please amend your filing and respond to these comments promptly.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

Via Facsimile (212-573-8026)
cc:     Paul D. Fasciano, Esq.
        Sadis & Goldberg LLP